UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

HIGHER ONE HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

42983D104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42983D104

1.	Names of Reporting Persons Capital One Financial Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,183
	6.	Shared Voting Power 2,701,753
	7.	Sole Dispositive Power 4,183
	8.	Shared Dispositive Power 2,701,753
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,705,936
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.79%
12.	Type of Reporting Person (See Instructions) BK; HC

CUSIP No. 42983D104

1.	Names of Reporting Persons Capital One Bank (USA), National Association
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,551,423
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,551,423
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,551,423
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7%
12.	Type of Reporting Person (See Instructions) BK

CUSIP No. 42983D104

1.	Names of Reporting Persons Capital One NA LIHTC, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,150,330
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,150,330
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,330
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒[1]
11.	Percent of Class Represented by Amount in Row (9) 2.0%
12.	Type of Reporting Person (See Instructions) CO

Item 1.	(a)	Name of Issuer:

Higher One Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

25 Science Park, New Haven, CT 06511

Item 2.	(a)	Name of Persons Filing:

(i) Capital One Financial Corporation (“COFC”)

(ii) Capital One Bank (USA) (“COBNA”)

(iii) Capital One NA LIHTC, Inc. (“LIHTC”)

	(b)	Address of Principal Business Office or, if none, Residence:

(i) COFC is 1680 Capital One Drive, McLean, Virginia 22102

(ii) COBNA is 4851 Cox Road, Glen Allen, VA 23060

(iii) LIHTC is 201 St. Charles Ave., 26th Floor, New Orleans, LA 70170

	(c)	Citizenship:

(i) COFC is Delaware

(ii) COBNA is United States

(iii) LIHTC is Delaware

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Shares”)

	(e)	CUSIP Number:

42983D104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

	(a)	Amount beneficially owned:

COFC beneficially owns and has voting and dispositive power over 2,705,936 Common Shares. COBNA is a direct, wholly-owned subsidiary of COFC. LIHTC is an indirect, wholly-owned subsidiary of COFC. As a result of its ownership, directly or indirectly, of the stock of COBNA and LIHTC, COFC may be deemed to control each of COBNA and LIHTC and may be deemed to share beneficial ownership, voting and dispositive power over the Common Shares held by each of them. Accordingly, the Common Shares listed as being beneficially owned by COFC include 4,183 Common Shares over which COFC has sole voting and dispositive power, 1,551,423 Common Shares for which it shares voting and dispositive power with COBNA and 1,150,330 Common Shares for which it shares voting and dispositive power with LIHTC.

COBNA beneficially owns and shares voting and dispositive power with COFC over 1,551,423 Common Shares.

LIHTC beneficially owns and shares voting and dispositive power with COFC over 1,150,330 Common Shares.

COFC, COBNA and LIHTC expressly disclaim status as a “group” for purposes of this Schedule 13G. All percentages reported herein are calculated based upon 56,491,158 Common Shares outstanding as of October 31, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2011.

	(b)	Percent of class:

		(i)	COFC = 4.79%

		(ii)	COBNA = 2.7%

		(iii)	LIHTC = 2.0%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote

			(A)	COFC = 4,183

			(B)	COBNA = 0

			(C)	LIHTC = 0

		(ii)	Shared power to vote or to direct the vote

			(A)	COFC = 2,701,753

			(B)	COBNA = 1,551,423

			(C)	LIHTC = 1,150,330

		(iii)	Sole power to dispose or to direct the disposition of

			(A)	COFC = 4,183

			(B)	COBNA = 0

			(C)	LIHTC = 0

		(iv)	Shared power to dispose or to direct the disposition of

			(A)	COFC = 2,701,753

			(B)	COBNA = 1,551,423

			(C)	LIHTC = 1,150,330

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 4(a).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2012

CAPITAL ONE FINANCIAL CORPORATION

By:	/s/ John G. Finneran, Jr.

Name:	John G. Finneran, Jr.

Title:	General Counsel and Corporate Secretary

CAPITAL ONE BANK (USA), NATIONAL ASSOCIATION

By:	/s/ John G. Finneran, Jr.

Name:	John G. Finneran, Jr.

Title:	General Counsel and Corporate Secretary

CAPITAL ONE NA LIHTC, INC.

By:	/s/ John G. Finneran, Jr.

Name:	John G. Finneran, Jr.

Title:	Attorney-in-fact

EXHIBIT INDEX

A. Power of Attorney of Capital One NA LIHTC, Inc. (incorporated by reference to Exhibit C of the Schedule 13D (File No. 005-85896) filed by Capital One Financial Corporation, Capital One Bank (USA), National Association and Capital One NA, LIHTC, Inc. March 14, 2011).